Exhibit 99.1
Envoy Capital Group Inc.
Second Quarter Report 2007

Dear Shareholders:
The second quarter of fiscal 2007 was another successful quarter for Envoy. The highlights for the quarter include:
•	Net earnings of $866,000 or $.07 per share (based on a weighted average of 13.3 million shares for the second quarter), an improvement of $1.3 million or $.10 per share over the same period last year.

•	Revenue of $3.8 million, an improvement of $2.1 million or 124%.

•	Both the Branding and the Merchant Banking Segments contributed to profitability.

•	9,139,615 shares repurchased in second quarter (46.5% of the outstanding shares) through the Substantial Issuer Bid (“Dutch Auction”) and the Normal Course Issuer Bid, resulting in 10.3 million shares issued and outstanding as at March 31, 2007.

•	Net book value per share of $4.55, as at March 31, 2007.

•	Completed a $415,000 private placement investment for 332,000 common shares at $1.25 per share plus warrants to purchase an additional 332,000 common shares at $1.50 per share in Mosquito Consolidated Gold Mines Inc. (“MSQ”) (TSX.V:MSQ), a mineral exploration and mine development company with a portfolio of precious and base metals projects.
Our net earnings for the three months ended March 31, 2007 were $866,000 or $.07 per fully diluted share, compared with a loss of ($435,000) or ($.02) per fully diluted share last year. For the six months ended March 31, 2007, net earnings were $2.5 million or $.15 per fully diluted share, compared with a loss of ($1.6) million or ($.07) per fully diluted share for the same period last year.
In the first quarter of 2007, we began reporting our results in two operating segments: the Consumer and Retail Branding segment and the Merchant Banking segment. Both of these reporting segments contributed to our profitability during the quarter and we continue to be confident about the opportunities for both businesses going forward.
Revenue from our Branding Business, Watt International Inc. (“Watt”), was $2.9 million for the three months ended March 31, 2007 and $5.5 million for the six month year to date, compared to $1.7 million and $4.9 million, respectively, for the same periods last year. This growth in revenue combined with a much improved cost structure resulted in a pre tax operating profit of approximately $608,000 for the second quarter, compared to a pre tax operating loss of ($1.4 million) in the second quarter last year and an operating profit of $1.0 million for the six months year to date this year, compared to a loss of ($1.5 million) in the same six month period last year.
This significant turnaround in the business year over year is the result of a strategic repositioning of the business by senior management and also demonstrates the strength and reputation of the brand name “Watt” in the marketplace.

Watt has been successful in recent months in winning new brand strategy and design assignments from new and existing customers in North America and, after establishing a satellite office in Dubai last year, Watt is also benefiting from the growth in business originating from this geographic region. We believe that this region will continue to provide new growth opportunities for Watt in the years ahead and, accordingly, have taken the initial steps to open a more permanent branch office in Dubai.
The overhead expenses in the Branding Business are now more closely aligned with our revenue base. Going forward, we will be monitoring our key expense ratios in order to make further efficiency improvements.
Our Merchant Banking business earned a pre tax operating profit of $493,000 in the second quarter. As this was the first reporting year for this business segment there are no comparable earnings for the same period last year. Investment income for the quarter (including realized and unrealized gains, interest and dividends) totaled $918,000. Based on an average capital base of approximately $33 million, this represents a return of approximately 2.8% for the second quarter and 10.1% for the six months year to date. Our return for the quarter was negatively impacted by the overall stock market correction which occurred in late February and early March of this year.
During the quarter, the Merchant Banking Business invested, by way of a private placement, $415,000 to acquire 332,000 Units of Mosquito Consolidated Gold Mines Inc. (“Mosquito”) MSQ-V:TSX. Each unit consisted of 332,000 common shares plus 332,000 common share purchase warrants. Each whole warrant entitles Envoy to purchase one common share at a price of $1.50 per share for a period of two years.
Mosquito is a mineral exploration and mine development company with a diverse portfolio of precious and base metal projects under development in high return, low political risk environments of North America. Of particular interest to Envoy in making this investment are Mosquito’s three Molybdenum drilling projects located in Idaho and Nevada. Molybdenum is a metal used in the manufacture of stainless steel products and super alloys used for aerospace and power generation applications. For more information on Mosquito visit Envoy’s web site at www.envoy.to or visit MSQ’s web site at www.mosquitogold.com.
Envoy’s goal in launching the merchant banking operations was to provide debt and equity capital as well as general corporate finance services to small cap companies. We believe that this area of the market is underserved and an opportunity exists for Envoy to fill the void in that niche of the market. Consistent with this strategy, Envoy will be making application to the Ontario Securities Commission to obtain a Limited Market Dealer License to provide additional corporate finance services.
Our corporate expenses relate primarily to accounting, finance, legal and regulatory reporting compliance matters. We will also be looking for cost savings and efficiencies in these areas as we move forward.

During January of 2007, Envoy announced that it had repurchased and cancelled 9,002,383 common shares pursuant to the modified Dutch Auction tender offer launched in fiscal 2006. The aggregate cost of repurchasing these shares was $28.7 million or $3.19 per share. The shares repurchased and cancelled represented 46.5% of Envoy’s issued and outstanding common shares.
In February of 2007, Envoy received approval from the Toronto Stock Exchange for the repurchase and cancellation of an additional 1,001,818 common shares over the twelve month period from February 7, 2007 to February 6, 2008. In the period up to March 31, 2007, Envoy repurchased and cancelled an additional 136,752 common shares under this Normal Course Issuer Bid program.
After giving affect to these two share buy back programs, Envoy had 10,288,947 shares outstanding as at March 31. 2007. If there were no changes to the issued and outstanding shares during the remainder of the year, we estimate that the weighted average fully diluted shares outstanding for fiscal 2007 will be approximately 13.3 million shares.
Based on the March 31, 2007 shareholders’ equity of $46,832,674 and 10,288,947 outstanding shares, Envoy’s net book value per common share was $4.55 per share.
We are pleased with the results of our second quarter and look forward to continued success in the months ahead.
Thank you for your continued support.

Envoy Capital Group Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

		Envoy Capital Group Inc.
		Consolidated Balance Sheets
		(Expressed In Canadian dollars)
As at:		March 31	September 30
		2007	2006

Assets

Current
Cash		$—	$758,195
Cash held in escrow	note 9	2,751,259	2,700,000
Investments held for trading	note 3	27,625,268	57,367,535
Accounts receivable		5,758,985	4,659,635
Future income taxes		963,967	963,967
Prepaid expenses and deferred charges		1,279,986	1,758,889
Loans receivable		493,746	492,923

		38,873,211	68,701,144

Investments	note 3 & 4	2,083,071	1,001,354
Loans receivable		1,110,929	1,357,802
Capital assets		1,703,398	2,057,542
Goodwill and other assets		4,407,434	4,416,609
Future income taxes		3,534,053	3,739,203

		$51,712,096	$81,273,654

Liabilities and Shareholders’ Equity

Current
Bank overdraft		$1,485,972	$—
Accounts payable and accrued liabilities		2,461,738	4,885,496
Deferred revenue		731,412	1,089,534
Current portion of long-term debt	note 5	86,355	84,862

		4,765,477	6,059,892

Long-term debt	note 5	113,945	167,173

		4,879,422	6,227,065

Shareholders’ equity
Share capital	note 6	11,195,627	97,186,342
Contributed surplus		25,822,070	10,787,651
Warrants		6,542,456	6,542,456
Retained earnings	note 6	2,454,361	(40,266,401)
Stock based compensation	note 10	860,591	847,546
Accumulated other comprehensive income (restated)	note 2	(42,431)	(51,005)

		46,832,674	75,046,589

		$51,712,096	$81,273,654

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

		Envoy Capital Group Inc.
		Consolidated Statements of Operations
		Unaudited — Prepared by Management
		(Expressed In Canadian dollars)

For the six months ended:		March 31	March 31
		2007	2006

Net revenue from consumer branding business	note 8	$5,495,020	$4,927,093
Net investment gains
Net realized capital gains	note 3	1,827,951	—
Unrealized capital gains	note 3	1,032,392	—
Interest and dividend income	note 3	501,211	—

		8,856,574	4,927,093

Operating expenses:
Salaries and benefits	note 10	4,769,328	6,021,309
General and administrative		1,053,889	1,448,474
Occupancy costs		338,268	521,011

		6,161,485	7,990,794
Depreciation		384,844	415,816
Investment earnings		(386,404)	(1,423,234)
Interest expense (income) and financing costs		37,138	(10,913)

		6,197,063	6,972,463

Earnings (loss) before restructuring expense, income taxes and discontinued operations		2,659,511	(2,045,370)
Restructuring expense	note 7	—	(1,112,760)

Earnings (loss) before income taxes and discontinued operations		2,659,511	(3,158,130)
Income tax expense (recovery)		205,150	(1,111,775)

Earnings (loss) from continuing operations		2,454,361	(2,046,355)
Earnings from discontinued operations, net of income taxes	note 9	—	483,744

Net earnings (loss)		$2,454,361	$(1,562,611)

Earnings (loss) per share
Basic		$0.15	$(0.07)
Diluted		$0.15	$(0.07)

Earnings (loss) per share — continuing operations
Basic		$0.15	$(0.09)
Diluted		$0.15	$(0.09)

Earnings per share — discontinued operations
Basic		$—	$0.02
Diluted		$—	$0.02

Weighted average number of common shares outstanding — basic		16,398,344	21,019,136
Weighted average number of common shares outstanding — fully diluted		16,414,629	21,019,136

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc.
	Consolidated Statements of Comprehensive Income
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2007	2006

Net earnings (loss)	$2,454,361	$(1,562,611)

Other comprehensive income:
Gain (loss) on foreign currency translation	8,574	(73,252)

Comprehensive income (loss)	$2,462,935	$(1,635,863)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2007	2006

Deficit, beginning of period	$(40,266,401)	$(42,402,587)

Net earnings (loss)	2,454,361	(1,562,611)

Deficit reduction applied against share capital	40,266,401	—

Retained earnings (deficit), end of period	$2,454,361	$(43,965,198)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2007	2006

Cash flows from operating activities:

Net earnings (loss)	$2,454,361	$(1,562,611)

Items not involving cash:
Income from discontinued operations	—	(483,744)
Depreciation	384,844	415,816
Stock based compensation	13,045	44,638

Net change in non-cash working capital balances:
Accounts receivable	(1,099,350)	5,006,162
Prepaid expenses and deferred charges	478,903	140,599
Investments held for trading	29,742,267	17,113,957
Accounts payable and accrued liabilities	(2,423,758)	(669,087)
Deferred revenue	(358,122)	(29,762)
Future income taxes	205,150	(593,697)
Cash held in escrow	(51,259)	—

Net cash provided by (used in) operating activities	29,346,081	19,382,271

Cash flows from financing activities:
Long-term debt repayments	(51,735)	(58,930)
Issuance of common shares, net of share issue costs	8,334	—
Share buy back under substantial issuer bid	(30,208,884)	—
Share buy back under normal course issuer bid	(489,345)	(124,999)

Net cash provided by (used in) financing activities	(30,741,630)	(183,929)

Cash flows from investing activities:
Loans receivable	246,050	66,778
Purchase of capital assets	(21,525)	(7,155)
Investments	(1,081,717)	(21,788,586)

Net cash provided by (used in) investing activities	(857,192)	(21,728,963)

Change in cash balance due to foreign exchange	8,574	(70,930)

Net change in cash from continuing operations	(2,244,167)	(2,601,551)

Cash flows from discontinued operations
Net cash provided by operating activities	—	1,200,030
Net cash provided by (used in) financing activities	—	(213,925)
Net cash provided by (used in) investing activities	—	78,795
Change in cash balance due to foreign exchange	—	107,475

Net change in cash from discontinued operations	—	1,172,375

Net change in cash	(2,244,167)	(1,429,176)
Cash, beginning of period — continued operations	758,195	2,324,074
Add: cash, beginning of period for the discontinued operations	—	1,885,846
Less: cash, end of period for the discontinued operations	—	(1,331,147)

Cash, end of period	$(1,485,972)	$1,449,597

Supplemental cash flow information:
Interest paid	$32,651	$13,998
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		March 31	March 31
		2007	2006

Net revenue from consumer branding business	note 8	$2,926,436	$1,738,501
Net investment gains
Net realized capital gains	note 3	75,341	—
Unrealized capital gains	note 3	632,275	—
Interest and dividend income	note 3	210,154	—

		3,844,206	1,738,501

Operating expenses:
Salaries and benefits	note 10	2,273,190	2,940,792
General and administrative		412,170	524,080
Occupancy costs		154,025	256,204

		2,839,385	3,721,076

Depreciation		193,408	196,693

Investment earnings		(78,904)	(490,699)

Interest expense (income) and financing costs		23,827	(5,464)

		2,977,716	3,421,606

Earnings (loss) before income taxes and discontinued operations		866,490	(1,683,105)

Income tax recovery		—	(598,405)

Earnings (loss) from continuing operations		866,490	(1,084,700)

Earnings from discontinued operations, net of income taxes	note 9	—	649,623

Net earnings (loss)		$866,490	$(435,077)

Earnings (loss) per share
Basic		$0.07	$(0.02)
Diluted		$0.07	$(0.02)

Earnings (loss) per share — continuing operations
Basic		$0.07	$(0.05)
Diluted		$0.07	$(0.05)

Earnings per share — discontinued operations
Basic		$—	$0.03
Diluted		$—	$0.03

Weighted average number of common shares outstanding — basic		13,308,094	21,013,941
Weighted average number of common shares outstanding — fully diluted		13,324,379	21,013,941

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Comprehensive Income
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2007	2006

Net earnings (loss)	$866,490	$(435,077)

Other comprehensive income:
Loss on foreign currency translation	(2,531)	(73,252)

Comprehensive income (loss)	$863,959	$(508,329)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2007	2006

Deficit, beginning of period	$(38,678,530)	$(43,530,121)

Net earnings (loss)	866,490	(435,077)

Deficit reduction against share capital	40,266,401	—

Retained earnings (deficit), end of period	$2,454,361	$(43,965,198)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2007	2006

Cash flows from operating activities:

Net earnings (loss)	$866,490	$(435,077)

Items not involving cash:
Income from discontinued operations	—	(649,623)
Depreciation	193,408	196,693
Stock based compensation	6,451	25,780

Net change in non-cash working capital balances:
Accounts receivable	(381,098)	2,187,543
Prepaid expenses and deferred charges	1,049,817	107,681
Investments held for trading	29,025,720	—
Accounts payable and accrued liabilities	(1,025,894)	(354,713)
Deferred revenue	(385,008)	(100,981)
Future income taxes	—	(623,552)
Cash held in escrow	(23,874)	—
Long-term restructuring costs	—	(14,917)

Net cash provided by (used in) operating activities	29,326,012	338,834

Cash flows from financing activities:
Long-term debt repayments	(26,528)	(26,161)
Issuance of common shares, net of share issue costs	8,334	—
Share buy back under substantial issuer bid	(30,208,884)	—
Share buy back under normal course issuers bid	(489,345)	(124,999)

Net cash provided by (used in) financing activities	(30,716,423)	(151,160)

Cash flows from investing activities:
Loans receivable	123,436	66,778
Purchase of capital assets	(9,497)	(12,472)
Investments	(8,410)	(2,669,230)

Net cash provided by (used in) investing activities	105,529	(2,614,924)

Change in cash balance due to foreign exchange	(2,531)	2,322

Net change in cash from continuing operations	(1,287,413)	(2,424,928)

Cash flows from discontinued operations
Net cash provided by operating activities	—	1,228,549
Net cash provided by (used in) financing activities	—	(213,925)
Net cash provided by (used in) investing activities	—	(133,546)
Change in cash balance due to foreign exchange	—	17,225

Net change in cash from discontinued operations	—	898,303

Net change in cash	(1,287,413)	(1,526,625)

Cash, beginning of period — continued operations	(198,559)	2,050,938
Add: cash, beginning of period for the discontinued operations	—	2,256,431
Less: cash, end of period for the discontinued operations	—	(1,331,147)

Cash, end of period	$(1,485,972)	$1,449,597

Supplemental cash flow information:
Interest paid	$21,527	$5,872
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders Equity
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Retained	Stock based	income	shareholders'
	Share capital	surplus	Warrants	earnings	compensation	(restated)	equity

Balance, October 1, 2006	97,186,342	10,787,651	6,542,456	(40,266,401)	847,546	(51,005)	75,046,589

Share repurchases pursuant to substantial issuer bid	(45,048,658)	14,839,774					(30,208,884)

Share repurchases pursuant to normal course issuer bid	(683,990)	194,645					(489,345)

Share issuances pursuant to stock options exercised	8,334						8,334

Deficit reduction pursuant to special resolution	(40,266,401)			40,266,401			—

Net earnings for the period				2,454,361			2,454,361

Stock option expense					13,045		13,045

Unrealized gain on foreign exchange translation						8,574	8,574

Balance, March 31, 2007	11,195,627	25,822,070	6,542,456	2,454,361	860,591	(42,431)	46,832,674

The accompanying notes are an integral part of these statements

1.	Basis of presentation
These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2006.
In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.
Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007.
Pursuant to a vote of shareholders, effective March 30, 2007, the Company changed its legal name to Envoy Capital Group Inc.
2.	Significant accounting policies
Accounting policies followed in the preparation of the annual consolidated financial statements are consistent with those used in the preparation of the March 31, 2007 interim consolidated financial statements except for the following:
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”). CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. As permitted by CICA Section 3855 investments held by the Company are accounted for at fair value.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
1. Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee

2.	Significant accounting policies (continued)
company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company’s carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
(iii) Other investments and Loans:
All the other investments are recorded at cost unless there is substantial evidence of change in value.
Loans are recorded at cost and revenue is amortized using effective interest method.
Effective October 1, 2006, the Company also adopted section 1530 of the CICA Handbook, Comprehensive Income. It describes how to report and disclose comprehensive income and its components.
Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available-for-sale investments.
The Company also adopted the changes to section 3250 of the CICA Handbook, Surplus, reissued as section 3251, Equity. The section is effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
The Company also adopted the changes to section 3860 of the CICA Handbook, Financial Instruments —Disclosure and Presentation, reissued as section 3861, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.

2.	Significant accounting policies (continued)
In conjunction with the above new sections, the CICA also issued section 3865 of the CICA Handbook, Hedges. The section describes when and how hedge accounting can be used.
Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
•	changes in the fair value of a hedged item and a hedging item

•	changes in the cash flows attributable to a hedged item and a hedging item, or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.
Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period. The Company currently does not have any hedge transactions.
3.	Investments

	March 31	September 30
	2007	2006

Investments held for trading

Cash and equivalents	$1,398,384	$23,696,013

Publicly-traded investments
Fixed income	1,401,532	4,674,554
Equities	20,048,319	21,595,931
Discount securities	3,992,033	6,716,037

	25,441,884	32,986,522
Privately-held investments Equities	785,000	685,000

Total investments held for trading	$27,625,268	$57,367,535

Investments Real estate	$2,083,071	$1,001,354

3.	Investments (continued)
As at March 31, 2007 the portfolio of investments held for trading was invested in marketable securities, including discount notes, GIC’s, bonds and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at March 31, 2007 of the individual financial instruments. The specific investments within portfolio will vary depending on market conditions. At March 31, 2007, the discount securities mature within six months at their face value.
Interest income on loans receivable was $32,916 during the current quarter.
4.	Related party transactions
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. The total costs of acquisition, surveying and consulting related to all properties is estimated to be $2,200,000. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
5.	Long-term debt

	March 31	September 30
	2007	2006

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$200,300	$252,035

Less current portion	86,355	84,862

	$113,945	$167,173

6.	Share capital
Authorized: Unlimited common shares without par value
Issued:

	Six months ended		Fiscal year ended
	March 31, 2007		September 30, 2006
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	19,421,415	$97,186,342	21,007,517	$105,204,765

Common shares issued (cancelled) pursuant to:

Stock options exercised	6,667	8,334	20,000	25,000

Repurchase of shares under substantial issuer bid	(9,002,383)	(45,048,658)	—	—

Repurchase of shares under normal course issuer bid	(136,752)	(683,990)	(1,606,102)	(8,043,423)

Deficit reduction pursuant to special resolution	—	(40,266,401)	—	—

Balance, end of period	10,288,947	$11,195,627	19,421,415	$97,186,342

Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at price of US$2.70 (CDN$3.19) per share. Costs associated with the substantial issuer bid were approximately $1,469,000.
Pursuant to the normal course issuer bid which began on February 7, 2007 and ends on February 6, 2008, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, up to March 31, 2007, the Company had repurchased and cancelled 136,752 common shares for cash consideration of $489,345.
Pursuant to the normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, the Company repurchased and cancelled 2,013,182 common shares for cash consideration of $3,934,414. During fiscal 2006, under this normal course issuer bid, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2,829,831.

6.	Share capital (continued)
During the year, the share capital of the Company was reduced by $40,266,401 pursuant to a resolution of the shareholders dated March 30, 2007. The reduction in share capital was applied against the opening deficit for the same amount.
On March 30, 2007 shareholders approved a special resolution to remove the maximum number of shares the corporation is authorized to issue. Prior to this resolution the Company was authorized to issue 40 million common shares.
7.	Restructuring costs
In November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Accordingly, the Company recorded a restructuring provision of $1.9 million in the first quarter of fiscal 2006, which included $1.1 million for North American operations and $0.8 million for UK operations. Termination costs related to 73 employees, of which 44 employee terminations were in North America and 29 in the United Kingdom and Continental Europe.
The restructuring plan was completed in the fourth quarter of 2006. The restructuring costs relating to the UK operations have been included in discontinued operations. The restructuring costs accrued but unpaid were:

	March 31	September 30
	2007	2006

Accounts payable and accrued liabilities	$—	$19,456

8.	Segmented information

As of October 1, 2006, the Company changed its corporate structure to include a focus on its Merchant Banking operations. In prior periods, the Company had only one operating segment. Accordingly, the Company has amended its segmented disclosures for fiscal 2007 and restated comparative figures to conform to the current presentation.

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a) Six months operating results

	For the six months ended
	March 31, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$5,495,020	$3,361,554	—	$8,856,574

Operating expenses:
Salaries and benefits	3,251,008	723,584	794,736	4,769,328
General and administrative	613,598	186,420	253,871	1,053,889
Occupancy costs	408,179	45,637	(115,548)	338,268

Depreciation	206,186	9,307	169,351	384,844

Investment earnings	—	—	(386,404)	(386,404)

Interest expense and financing	7,565	—	29,573	37,138

Earnings (loss) before income taxes and discontinued operations	1,008,484	2,396,605	(745,578)	2,659,511

Income tax expense				205,150

Earnings from continuing operations				2,454,361

Earnings from discontinued operations, net of income taxes				—

Net earnings				$2,454,361

8.	Segmented information (continued)

	For the six months ended
	March 31, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$4,927,093	—	—	$4,927,093

Operating expenses:
Salaries and benefits	4,461,122	—	1,560,187	6,021,309
General and administrative	1,085,192	—	363,282	1,448,474
Occupancy costs	644,568	—	(123,557)	521,011

Depreciation	242,487	—	173,329	415,816

Investment earnings	—	—	(1,423,234)	(1,423,234)

Interest (income) expense	10,147	—	(21,060)	(10,193)

Loss before restructuring expense, income taxes and discontinued operations	(1,516,423)	—	(528,947)	(2,045,370)

Restructuring expense	1,002,760	—	110,000	1,112,760

Loss before income taxes and discontinued operations	(2,519,183)	—	(638,947)	(3,158,130)

Income tax recovery				(1,111,775)

Loss from continuing operations				(2,046,355)

Earnings from discontinued operations, net of income taxes				483,744

Net loss				($1,562,611)

8.	Segmented information (continued)

(b) Three months operating results

	For the three months ended
	March 31, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$2,926,436	$917,770	—	$3,844,206

Operating expenses:
Salaries and benefits	1,579,841	342,258	351,091	2,273,190
General and administrative	430,094	55,267	(73,191)	412,170
Occupancy costs	202,059	22,317	(70,351)	154,025

Depreciation	103,945	4,718	84,745	193,408

Investment earnings	—	—	(78,904)	(78,904)

Interest expense and financing	2,338	—	21,489	23,827

Earnings (loss) before income taxes and discontinued operations	608,159	493,209	(234,878)	866,490

Income tax expense				—

Earnings from continuing operations				866,490

Earnings from discontinued operations, net of income taxes				—

Net earnings				$866,490

8.	Segmented information (continued)

	For the three months ended
	March 31, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$1,738,501	—	—	$1,738,501

Operating expenses:
Salaries and benefits	2,207,355	—	733,437	2,940,792
General and administrative	543,780	—	(19,700)	524,080
Occupancy costs	314,177	—	(57,973)	256,204

Depreciation	109,655	—	87,038	196,693

Investment earnings	—	—	(490,699)	(490,699)

Interest (income) expense	4,883	—	(10,347)	(5,464)

Loss before restructuring expense, income taxes and discontinued operations	(1,441,349)	—	(241,756)	(1,683,105)

Restructuring expense	—	—	—	—

Loss before income taxes and discontinued operations	(1,441,349)	—	(241,756)	(1,683,105)

Income tax recovery				(598,405)

Loss from continuing operations				(1,084,700)

Earnings from discontinued operations, net of income taxes				649,623

Net earnings				($435,077)

(c) Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

March 31, 2007	$14,704,785	$33,244,529	$3,762,782	$51,712,096

September 30, 2006	$12,839,214	—	$68,434,440	$81,273,654

9.	Discontinued operations

Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned subsidiary ECG (UK) including all the assets and related business operations of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash, of which $2,700,000 is being held in escrow to secure potential third party claims. The escrowed funds less the amount of any third party claim will be released to Envoy on the first anniversary date of the transaction, September 15, 2007.

Following are the results of discontinued operations:
ECG Holdings (UK) Limited and related companies

	March 31,	March 31,
Six months	2007	2006

Net revenue	$—	$11,470,598

Operating expenses	—	9,041,709
Interest income	—	(32,532)
Depreciation and amortization	—	663,318
Restructuring expense	—	743,657
Income tax expense	—	293,210

Income from discontinued operations	—	761,236

Minority interest	—	277,492

Income from discontinued operations	$—	$483,744

ECG Holdings (UK) Limited and related companies

	March 31,	March 31,
Three months	2007	2006

Net revenue	$—	$5,917,163

Operating expenses	—	4,546,797
Interest income	—	(21,181)
Depreciation and amortization	—	328,086
Restructuring expense	—	—
Income tax expense	—	297,041

Income from discontinued operations	—	766,420

Minority interest	—	116,797

Income from discontinued operations	$—	$649,623

10.	Stock based compensation

On May 25th, 2004, the Company granted certain employees and directors a total of 375,000 options at an exercise price of $4.00 per share. These options vest over periods ranging from one year to three years, and expire on May 24th, 2009. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. For the six months ended March 31, 2007, an expense of $13,045 ($44,638 for the six months ended March 31, 2006), reflecting the option amortization for the period, has been included in salaries and benefits expense.

Envoy Capital Group Inc.
Management Discussion and Analysis
Second Quarter of Fiscal 2007
May 8, 2007
This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “we” or “us”) for the six month period ended March 31, 2007 compared to the six month period ended March 31, 2006.
The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended March 31, 2007, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2006.
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 21 to the September 30, 2006 year end audited financial statements.
The discussion, analysis and financial review are presented in the following sections:
1.	Executive Summary

2.	Results of Operations

3.	Summary of Quarterly Results

4.	Commitments and Contractual Obligations

5.	Liquidity and Capital Resources

6.	Related Party Transactions

7.	Critical Accounting Policies

8.	Risks and Uncertainties

9.	Evaluation of Disclosure Controls and Procedures

10.	Updated Share Information

11.	Forward Looking Statements

12.	Other Information
1. EXECUTIVE SUMMARY
In prior years Envoy had only one reportable segment, the Consumer and Retail Branding Group. However, with the establishment of Envoy Capital Group and the commencement of its merchant banking operations in fiscal 2007, Envoy now conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the corporation is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the corporation’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the corporation as at September 30, 2006.
Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale. Envoy believes that the sale of its UK holdings, which represented non-core holdings for Envoy, will enhance shareholder value.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 24, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007 the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 7, 2008. During the reporting period ending March 31, 2007 Envoy repurchased and cancelled 136,752 common shares for cash consideration of $0.5 million. The average price of the shares repurchased during this period was $3.58 per share.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2006 the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during fiscal 2006 was $1.76 per share.
In November 2005, the Company announced that its Board of Directors approved the immediate implementation of a restructuring plan which involved the downsizing of staff and writing off redundant capital assets. Envoy recorded a restructuring expense of approximately $1.1 million in the first quarter of fiscal 2006 relating to the Branding Group. The restructuring was completed during fiscal 2006 and the actual restructuring expense for the fiscal year was $0.6 million. The annual savings in salaries, benefits and other expenses associated with this restructuring were estimated to be approximately $0.9 million.

Based on the 2006 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2006, and may be a PFIC for subsequent fiscal years
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
Consumer and Retail Branding Overview
The operations of the Branding Group are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. During fiscal 2006, Watt completed its restructuring initiative to better align its cost structure to current market conditions. In addition Watt transformed its business model to become more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
In recent months Watt announced new customer wins and strengthened relationships with existing customers. For example, in March Watt announced that it would be working with leading South American retail developer, Cencosud S.A., to carry out the retail design development of the Costanera Shopping Center in Santiago, Chile. In May, Watt announced its appointment as Dubai Festival City’s Design Consultant of record, tasked with ensuring that world-class design standards were maintained across the 500+ retail tenants of the City’s Festival Center Shopping Mall. Our work with this new customer has led to new and expanded business opportunities in the region. In the US, Watt has developed new relationships with major retailers and is working on brand strategy and design projects. In Canada, Watt announced that it had been selected to develop a new prototype model for Cineplex Entertainment’s SilverCity banner, while continuing to grow and strengthen existing relationships with other retail clients such as McDonald’s Canada.
Merchant Banking Overview
In Fiscal 2006 Envoy announced that its board of directors approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.

Envoy Capital Group’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Its goal is to deliver superior returns on a consistent basis and to create value for its shareholders.Envoy capitalized this new division with an investment of approximately $35 million and commenced operations in fiscal 2007.
2. RESULTS OF OPERATIONS
Three Months Ended March 31, 2007 Compared To Three Months Ended March 31, 2006
On a consolidated basis, the net income for the second quarter of fiscal 2007 was $0.9 million compared with a loss of ($0.4 million) for the second quarter of fiscal 2006.
The comparative results for the second quarter of fiscal 2006 include the operating results for the UK and European operations for the three months ended March 31, 2006. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) last year. Income from discontinued operations (net of taxes) amounted to approximately $0.6 million.
On a fully diluted per share basis the net income for this year’s second quarter was $.07 per share compared to a loss of ($.05) last year from continuing operations. The income from discontinued operations in the second quarter of fiscal 2006 was $.03 per fully diluted share.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended March 31
	(in millions)
By type of service:	2007	% of total	2006	% of total
Consumer and retail branding	$2.9	100%	$1.7	100%

By customer location:	2007	% of total	2006	% of total
Canada	$0.9	31%	$1.4	82%
USA and South America	1.5	51%	0.3	18%
Middle East and Asia	0.5	18%	0.0	0%

	$2.9	100%	$1.7	100%

Net revenue for the three months ended March 31, 2007 was $2.9 million, compared to $1.7 million for the three months ended March 31, 2006, an increase of $1.2 million. The principal reason for the increase in net revenue from last year to this year was several new business wins in Dubai and United States. Watt commenced a major project in Dubai during fiscal 2006 and has developed new and expanded opportunities as this region experiences a major growth in its economy. The Company expects that net revenue from the Middle East and Asia will be a significant contributor to its future growth. In reviewing our client spending plans for the remainder of fiscal 2007 we expect our revenue going forward to be consistent with the first two quarters.
Net revenue from Canadian customers decreased by approximately $0.5 million for the second quarter of fiscal 2007 as compared to the same period last year, while net revenue from the U.S. and South American based customers increased by $1.2 million. Net revenue from the Middle East and Asian region increased $0.5 million in the second quarter of 2007 compared to the same quarter of 2006. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift from quarter to quarter.
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Operating expenses, excluding depreciation, for the second quarter of 2007 were $2.2 million compared with $3.1 million in the second quarter of fiscal 2006. Expressed as a percentage of revenue operating expenses were 75.7% this year compared to 176.6% last year.
Salaries and benefits expense for the current quarter were $1.6 million compared to $2.2 million for the second quarter last year, a decrease of $0.6 million or 28.4%. Salaries and benefits expense as a percent of net revenue was 54.0% for this year’s second quarter compared to 127.0% for the same period last year. Salaries and benefits are more closely aligned with revenue this year as a result of the restructuring implemented last year and continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $0.4 million in the current quarter compared to $0.5 million last year, a decrease of $0.1 million. General and administrative expenses as a percent of net revenue were 14.7% for this year compared to 31.3% last year. The Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the current quarter were $0.2 million compared to $0.3 million last year, a decrease of $0.1 million. Occupancy costs as a percent of net revenue were 6.9% this year compared to 18.1% last year. During the fourth quarter of last year Watt consolidated its operations from two locations to one location and is benefiting from reduced rent expense and efficiencies of scale in other occupancy costs.
Depreciation expense for the three months ended March 31, 2007 and three months ended March 31, 2006 was $0.1 million.
Interest expense was negligible for the three months ended March 31, 2007 and for the same period last year.
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for the first quarter of fiscal 2006.
For the quarter ended March 31, 2007 the Company realized a gain on the disposal of investments of $0.1 million. All of the gain was attributable to the sale of marketable securities. The company also had net unrealized gains on its investments of approximately $0.6 million in the second quarter of fiscal 2007. The unrealized gains were due to the upward adjustment to market value of its investments as at March 31, 2007 over their value at the end of the prior quarter.
Interest and dividend income for the Merchant Banking segment in the quarter was approximately $0.2 million. Interest earned for the quarter was largely attributable to cash held in short term GIC’s or discount securities.
In aggregate, the Company had a net investment gain of approximately $0.9 million for the current quarter. Going forward investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.4 million.
During the second quarter of fiscal 2007 pre tax earnings from the Merchant Banking business totaled approximately $0.5 million.

Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. During the quarter these expenses totaled approximately $0.2 million.
The Corporate segment of the Company’s operations earned approximately $0.1 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate.
Income Taxes
Income tax expense for the period was nil. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the second quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the second quarter of fiscal 2007 was NIL and for the second quarter of fiscal 2006 was approximately $0.6 million.
Discontinued operations as detailed in note 9 to the Interim Financial Statements are as follows:

Three Months Ending March 31	2007	2006

Net revenue	$—	$5,917,163
Operating expense	—	4,546,797
Interest income	—	(21,181)
Depreciation	—	328,086
Income tax expense	—	297,041

Income from discontinued operations	—	766,420
Minority interest	—	116,797

Income from discontinued operations	$—	$649,623

Net earnings (loss)
Net earnings for the three months ended March 31, 2007 was $0.9 million, compared to a loss of ($0.4) million for the three months ended March 31, 2006. On a per share basis the net earnings in the current quarter were $.07 per share compared to a loss of ($.02) last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 13,324,379 this year compared to 21,013,941 last year.
Six Months Ended March 31, 2007 Compared To Six Months Ended March 31, 2006
On a consolidated basis, the net income for the first six months of fiscal 2007 was $2.5 million compared with a loss of ($1.6 million) for the first six months of fiscal 2006.
The comparative results for the first six months of fiscal 2006 include the operating results for the UK and European operations for the six months ended March 31, 2006. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) last year. Income from discontinued operations (net of taxes) amounted to approximately $0.5 million.
On a fully diluted per share basis the net income for this year’s first six months was $.15 per share compared to a loss of ($.09) last year from continuing operations. The income from discontinued operations in the first six months of fiscal 2006 was $.02 per fully diluted share.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the six months ended March 31
	(in millions)
By type of service:	2007	% of total	2006	% of total
Consumer and retail branding	$5.5	100%	$4.9	100%

By customer location:	2007	% of total	2006	% of total
Canada	$2.1	38%	$2.7	55%
USA and South America	2.2	40%	2.1	43%
Middle East and Asia	1.2	22%	0.1	2%

	$5.5	100%	$4.9	100%

Net revenue for the six months ended March 31, 2007 was $5.5 million, compared to $4.9 million for the six months ended March 31, 2006, an increase of $0.6 million. The principal reason for the increase in net revenue from last year to this year was several new business wins in Dubai and United States. Watt commenced a major project in Dubai during fiscal 2006 and has developed new and expanded opportunities as this region experiences a major growth in its economy. The Company expects that net revenue from the Middle East and Asia will be a significant contributor to its future growth. In reviewing our client spending plans for the remainder of fiscal 2007 we expect our revenue going forward to be consistent with the first two quarters.
Net revenue from Canadian customers decreased by approximately $0.6 million in the first six months of fiscal 2007 as compared to the same period last year. Net revenue from the U.S. and South American based customers was $2.2 million which was similar to the same period last year. Net revenue from the Middle East and Asian region increased $1.1 million in the first six months of 2007 compared to the same period of 2006. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift accordingly.
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Operating expenses, excluding depreciation, for the first six months of 2007 were $4.3 million compared with $6.2 million in the first six months of fiscal 2006. Expressed as a percentage of revenue operating expenses were 77.9% this year compared to 125.9% last year.
Salaries and benefits expense for the current fiscal year were $3.3 million compared to $4.5 million last year, a decrease of $1.2 million or 27.1%. Salaries and benefits expense as a percent of net revenue was 59.2% for the first six months of fiscal 2007 compared to 90.5% for the same period last year. Salaries and benefits are more closely aligned with revenue this year as a result of the restructuring implemented last year and continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $0.6 million for the current period to date, compared to $1.1 million for the same period last year, a decrease of $0.5 million.

General and administrative expenses as a percent of net revenue were 11.2% for this year compared to 22.0% last year. The Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the current fiscal year were $0.4 million compared to $0.6 million last year, a decrease of $0.2 million. Occupancy costs as a percent of net revenue were 7.4% this year compared to 13.1% last year. Watt continues to benefit from consolidating its operations from two locations to one location late last year.
Depreciation expense for the six months ended March 31, 2007 and six months ended March 31, 2006 was $0.2 million.
Interest expense was minimal for both the six months ended March 31, 2007 and the comparative period last year.
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for fiscal 2006.
For the six months ended March 31, 2007 the Company realized a gain on the disposal of investments of $1.8 million. All of the gain was attributable to the sale of marketable securities. The company also had net unrealized gains on its investments of approximately $1.0 million at March 31, 2007. The unrealized gains were due to the upward adjustment to market value of its investments over their value at the end of the prior fiscal year.
Interest and dividend income for the Merchant Banking segment for the first six months of fiscal 2007 was approximately $0.5 million. Interest earned for the period was largely attributable to cash held in short term GIC’s or discount securities.
In aggregate, the Company generated a net investment gain of approximately $3.4 million for the current fiscal year to date. Going forward investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the six months ended March 31, 2007 were approximately $1.0 million.
During the first six months of fiscal 2007 pre tax earnings from the Merchant Banking business totaled approximately $2.4 million.

Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. For the six months ended March 31, 2007 these expenses totaled approximately $1.0 million.
The Corporate segment of the Company’s operations earned approximately $0.4 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate.
Income Taxes
Income tax expense for the period was $0.2 million, an effective tax rate of approximately 7.7%. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the six month period to March 31, 2007. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the first six month of fiscal 2007 was NIL and for the first six months of fiscal 2006 was approximately $0.5 million.
Discontinued operations as detailed in note 9 to the Interim Financial Statements as follows:

Six Months Ending March 31	2007	2006

Net revenue	$—	$11,470,598
Operating expense	—	9,041,709
Interest income	—	(32,532)
Depreciation	—	663,318
Restructuring expense	—	743,657
Income tax expense	—	293,210

Income from discontinued operations	—	761,236
Minority interest	—	277,492

Income from discontinued operations	$—	$483,744

Net earnings (loss)
Net earnings for the six months ended March 31, 2007 was $2.5 million, compared to a loss of ($1.6) million for the six months ended March 31, 2006. On a per share basis the net earnings in the current year were $.15 per share compared to a loss of ($.07) last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 16,414,629 this year compared to 21,019,136 last year.
3. SUMMARY OF QUARTERLY RESULTS

	Q2 2007	Q1 2007	Q4 2006	Q3 2006

	million	million	million	million
Net revenue	$3.80	$5.00	$2.50	$2.30
Net earnings (loss):
From continuing operations	$0.86	$1.59	($1.81)	($1.50)
Including discontinued operations	$0.86	$1.59	$3.20	$0.40
Net earnings (loss) per share From continuing operations
Basic	$0.07	$0.08	($0.10)	($0.07)
Diluted	$0.07	$0.08	($0.10)	($0.07)
Including discontinued operations
Basic	$0.07	$0.08	$0.22	($0.05)
Diluted	$0.07	$0.08	$0.22	($0.05)

	Q2 2006	Q1 2006	Q4 2005	Q3 2005

	million	million	million	million
Net revenue	$1.70	$3.20	$5.50	$5.70
Net earnings (loss):
From continuing operations	($1.09)	($1.00)	$0.60	$1.50
Including discontinued operations	($0.40)	($1.10)	$0.90	$3.60
Net earnings (loss) per share From continuing operations
Basic	($0.05)	($0.05)	$0.03	$0.06
Diluted	($0.05)	($0.05)	$0.03	$0.06
Including discontinued operations
Basic	($0.02)	($0.05)	$0.04	$0.16
Diluted	($0.02)	($0.05)	$0.04	$0.16

4. COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual obligations at March 31, 2007:

		Due in year 1	Due in year 2	Due in year 3
	Total
Operating leases	$2,017,188	$739,195	$747,018	$530,975
Long term debt	200,300	86,355	89,427	24,518

Total contractual cash obligations	$2,217,488	$825,550	$836,445	$555,493

5. LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2007, Envoy had working capital of $34.1 million, including a bank overdraft of approximately $1.5 million. At September 30, 2006 it had working capital of $62.6 million including cash of $0.8 million. Included in working capital are investments in marketable securities, the current portion of which was $27.6 million at March 31, 2007 and $57.4 million at September 30, 2006.
Net cash provided by operating activities was $29.3 million for the six months ended March 31, 2007, compared to $19.3 million provided by operating activities for the six months ended March 31, 2006. The cash provided by current period operations is due mainly to the liquidation of investments to fund the substantial issuer bid, while the prior year period is due mainly to a reclassification of investments from short term to long term and a reduction in accounts receivable.
In the current period, net cash used in financing activities consisted of approximately $30.2 million used to repurchase shares and fund associated costs related to the Company’s substantial issuer bid. In addition, approximately $0.5 million was used for share repurchases under the normal course issuer bid in the current period, compared to approximately $0.1 million in the same period last year.
As at March 31, 2007 the Company held approximately $4.8 million in short term, liquid investments (GIC’s and discount notes) and approximately $24.1 million in liquid marketable securities.
The Company had only a nominal amount of long term debt at March 31, 2007 and has no foreseeable cash requirements that would require any additional long term borrowings.

6. TRANSACTIONS WITH RELATED PARTIES
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. During the first quarter of fiscal 2007 the agreement was terminated and during the first quarter of fiscal 2007 the Company purchased the related parties interest in the properties, for a cash payment of $945,133 net of the loan receivable of $56,221.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
7. CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the September 30, 2006 Year End Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the year end Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes
Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition
With respect to the Consumer and Retail Branding business, the Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing reimbursable pass-through costs; and

(iii)	work in process representing costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

With respect to the Merchant Banking business, the Company recognizes income as follows:
(i)	interest income is recorded on an accrual basis;

(ii)	dividend income is recorded on the ex dividend date;

(iv)	realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition.
Investment Valuations
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company’s carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
Discontinued operations
Effective October 1, 2004, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

8. RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the six months ended March 31, 2007, the Company’s top three clients accounted for 27% of its consolidated net revenue, compared to 46% concentration in the top three clients for the first six months of fiscal 2006. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.

International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at March 31, 2007, Envoy had one customer, who represented 14% of accounts receivable and one customer who represented 21% of accounts receivable as at September 30, 2006.
Future investments
The Company identifies, assesses and reviews potential investment opportunities on going basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
9. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2007 and, given the size of the Company and the involvement of the Chief Executive Officer, Chief Financial Officer and other senior management, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
10. UPDATED SHARE INFORMATION
As at March 31, 2007, there were 10,288,947 common shares of Envoy issued and outstanding, compared to 19,421,415 issued at September 30, 2006.
11. OTHER INFORMATION
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
12. FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE
172 John Street
Toronto, Canada M5T 1X5
Telephone: (416) 593-1212
Facsimile: (416) 593-4434
DIRECTORS
John H. Bailey
B.Comm, J.D., LL.M
Barrister & Solicitor
David Parkes
Chief Executive Officer
Wakai Technologies Inc.
Geoffrey B. Genovese
President, Chairman and
Chief Executive Officer
Envoy Capital Group Inc.
David I. Hull
President
Hull Life Insurance Agencies Inc.
Hugh Aird (Lead Director)
Vice-Chairman North America
Edelman
OFFICERS
Geoffrey B. Genovese
President, Chairman
and Chief Executive Officer
J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
John H. Bailey
Executive Vice President
and Corporate Secretary
AUDIT COMMITTEE
David Parkes (Chair)
Hugh Aird
David I. Hull
COMPENSATION COMMITTEE
David I. Hull (Chair)
Hugh Aird
David Parkes
NOMINATING AND CORPORATE
GOVERNANCE COMMITTEE
David I. Hull (Chair)
Hugh Aird
David Parkes
TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1
AUDITORS
BDO Dunwoody LLP
60 Columbia Way, Suite 400
Markham, Canada L3R 0C9
BANKERS
RBC Royal Bank
200 Bay Street
Toronto, Canada M5J 2J5
LEGAL COUNSEL (CANADIAN)
Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Canada M5L 1A9
LEGAL COUNSEL (USA)
Skadden, Arps, Slate, Meagher &
Flom LLP
PO Box 258, Suite 1750
Toronto, Canada M5K 1J5
INVESTOR RELATIONS
E-mail: info@envoy.to
Additional information is
available on our
Web site at www.envoy.to
STOCK TRADING INFORMATION
Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI